

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

November 1, 2006

Mr. J. Robert Vipond
VP, Finance and CFO
Crane Co.
100 First Stamford Place
Stamford, CT 06902

>   **RE: Form 10-K for the fiscal year ended December 31, 2005**
>   **Forms 10-Q for the periods ended March 31, 2006 and June 30, 2006**
>   **File No. 1-01657**

Dear Mr. Vipond:

We have limited our review of your filing to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

<u>Exhibit 13</u>

<u>Management's Discussion and Analysis of Operations, page 2</u>

2. You present total segment profit here and elsewhere throughout the filing. Your presentation of total segment profit outside of your segment information note to your financial statements represents a non-GAAP measure. Please remove the total amounts, or provide the disclosures required by Item 10(e) of Regulation S-K. Refer to Question 21 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

<u>Financial Statements</u>

<u>Asbestos Liability, page 31</u>

3. You currently record an asset for the amount considered probable of recovery from insurance coverage for asbestos-related claims and use a rate of 40% for future recoveries. Please tell us how you determined that the application of a 40% recovery rate was appropriate. In doing so, please include your actual recovery rates for 2003, 2004, and 2005. Also, please help us understand how a 40% recovery rate is appropriate given your disclosure that you did not receive significant reimbursements from insurers in 2005 since your cost sharing agreement with primary insurers was essentially exhausted.

4. Please tell us what effect, if any, the January 21, 2005 lawsuit filed by five of your insurers had on your estimated insurance recoveries. Tell us if you have recorded any probable recovery amounts related to any insurers that are legally contesting your claims. If so, disclose the amount of recorded recoveries related to the insurer and discuss the reasons for concluding that the amounts are probable of recovery. See Question 2 of SAB Topic 5:Y.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2006

General

5. Please address the comments above in your interim filings as well.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

                                 Sincerely,

                                 Rufus Decker
                                 Accounting Branch Chief